August 3, 2006

Quarterly Flash Report (Consolidated Basis)

Results for the three months ended June 30, 2006

Company name: Fuji Television Network, Inc.
Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv
For further information, please contact: Kazunobu Iijima, Executive Managing Director, Investor Relations
Telephone: +81-3-5500-8258

1. Items Related to the Creation of Quarterly Financial Data

(1) Adoption of simplified accounting practices: Not applicable

(2) Changes from accounting methods used in recent fiscal years: Not applicable

(3) Changes in scope of consolidation and equity method of accounting

Additions: Consolidated subsidiaries: 1, Affiliates: ---

Deletions: Consolidated subsidiaries: 2, Affiliates: ---

Nippon Broadcasting System, Inc. changed its corporate name to Nippon Broadcasting System Holdings, Inc. on April 1, 2006 and was split into a newly formed Nippon Broadcasting System, Inc. that will conduct radio broadcasting and all related businesses. In addition, Nippon Broadcasting System Holdings, Inc. was merged into Fuji Television and dissolved. Furthermore, the new Nippon Broadcasting System is now a consolidated subsidiary of Fuji Television.

Operations at Fuji International Productions (UK) Ltd. have been discontinued and, given the diminished materiality of this business, this former consolidated subsidiary has now become a non-consolidated subsidiary.

2. Consolidated Financial Results of Three Months ended June 30, 2006 (April 1, 2006 through June 30, 2006)

(1) Progress of Business Performance

Three Months ended June 30 (Figures less than ¥1 million have been omitted.)

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2006	146,835	(1.0)	18,383	7.9	20,178	12.3	12,740	42.4
2005	148,321	25.9	17,031	(6.3)	17,963	(5.1)	8,949	(18.9)
(For reference) Year ended March 31, 2006	593,493		50,724		50,340		11,345	

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
2006	5,554.68	---
2005	4,365.38	3,874.51
(For reference) Year ended March 31, 2006	5,109.42	---

Note: Percentages shown for net sales, operating income, etc., are percentage changes versus the same quarter of the previous year.

Qualitative Data Related to Progress in Business Performance (Consolidated)

During the first quarter (April–June 2006) of fiscal 2007, ending March 31, 2007, the Cabinet Office's *Monthly Economic Report* consistently described the Japanese economy as recovering.

Amid this environment, the Fuji Television Group posted a 1.0% year on year decline in consolidated net sales for the quarter to ¥146,835 million, reflecting a decline in sales in the Broadcasting and Direct Marketing segments, despite rising sales in the Video and Music segment on the back of growth in DVD sales. However, operating income for the quarter rose 7.9% to ¥18,383 million, owing to cost reductions in the Broadcasting and other segments and the rise in sales in the Video and Music segment. In addition, recurring profit was up 12.3% to ¥20,178 million, thanks to increases in dividends received and equity in earnings of affiliated companies (net of dividends) and a decrease in financial expenses. Further, net income for the quarter rose 42.4%to ¥12,740 million, reflecting decreases in taxes including corporate taxes and other adjustments and a reduction in minority interests.

Results by operating segment are as follows.

Three Months ended June 30 (Millions of Yen)

	Sales			Operating income		
	2006	2005	Change	2006	2005	Change
Broadcasting	104,519	105,320	(0.8)	15,745	15,284	3.0
Program production and related business	11,595	11,696	(0.9)	606	477	26.9
Direct marketing	16,244	17,018	(4.5)	23	651	(96.4)
Video and music	18,608	17,755	4.8	1,655	569	190.8
Other	13,823	13,987	(1.2)	439	598	(26.6)
Eliminated	(17,955)	(17,457)	—	(85)	(549)	—
Total	146,835	148,321	(1.0)	18,383	17,031	7.9

Broadcasting

Revenues in the Television Broadcasting business were lifted somewhat by ad placements for consumer electronics and other products on the back of the FIFA World Cup. Yet inclement weather in June kept spot advertising sales below that of the same quarter of fiscal 2006, ended March 31, 2006. Among non-broadcasting activities, *Limit of Love* was a hit exceeding our expectations in movie operations, and we also enjoyed a succession of strong-selling offerings such as the *Dragonball* series in video operations. This came despite a decline in revenues in our event and merchandise sales operations since there was not a major event to buoy these operations as in fiscal 2006. As a result, Other Operations revenues rose year on year, but this was not sufficient to compensate for the decline in broadcasting revenues.

Revenues also fell overall in the Radio Broadcasting business, as a decline in broadcasting revenues was compounded by a decline in revenues from events given a more focused event calendar during the quarter. As a result, Broadcasting segment sales fell 0.8% year on year to ¥104,519 million. Segment operating income, however, rose 3.0% to ¥15,745 million, thanks in part to a reduction in costs in the Television Broadcasting business. For the quarter, Television Broadcasting sales edged down 0.1% year on year to ¥98,370 million, and Radio Broadcasting sales decreased 9.9% to ¥6,156 million

Sales by Broadcasting Operations

Three Months ended June 30 (Figures less than ¥1 million have been omitted.)

	2006	2005	Change from the previous term
Television broadcasting			
Broadcasting operations	84,722	85,469	(0.9)
Broadcasting	77,030	78,002	(1.2)
Network time	32,857	32,964	(0.3)
Local time	5,688	5,508	3.3
Spot	38,483	39,530	(2.6)
Broadcasting related business	7,692	7,467	3.0
Other operations	13,647	13,018	4.8
Subtotal	98,370	98,487	(0.1)
Radio broadcasting	6,156	6,836	(9.9)
Elimination in the segment	(8)	(4)	—
Total	104,519	105,320	(0.8)

Program Production and Related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Amid a harsher environment for winning orders than in the first quarter of fiscal 2006, subsidiaries in this segment worked to increase revenues from external sources while cutting costs. Thanks to these efforts, first quarter operating income in the Program Production and Related Business rose 26.9% to ¥606 million, despite a 0.9% decline in sales to ¥11,595 million.

Direct Marketing

Sales in the Direct Marketing segment fell 4.5% to ¥16,244 million, as growth in catalog sales and television shopping revenues was weak and outweighed expansion in sales via the Internet. Operating income slipped 96.4% to ¥23 million because logistics and other direct marketing expenses rose as a result of initiatives aimed at improving customer service.

Video and Music

Sales in the Video and Music segment climbed 4.8% to ¥18,608 million, reflecting sales at Pony Canyon significantly exceeding our initial expectations thanks to brisk sales of *Dragonball Z*, *Suspect Muroi Shinji*, and other DVDs. Segment operating income surged 190.8% to ¥1,655 million.

Other

In the Other segment, sales and profits fell at Fujimic, Inc. as orders for software development hit a cyclical trough. Sales at Fusosha Publishing, Inc. were driven in its book business by Lily Franky's *Tokyo Tower*, but advertising revenues and sales of magazines both slumped, leading to a year-on-year decline in sales. As a result, segment sales for the quarter fell 1.2% to ¥13,823 million, and operating income declined 26.6% to ¥439 million.

Equity-method affiliates

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) posted favorable results as its now reaches 16 million households in its sixth year since the start of service. In addition, Sankei Building Co., Ltd. recorded earnings growth, resulting in a ¥31 million increase to ¥611 million in equity in earnings of affiliated companies (net of dividends).

(2) Changes in Financial Position (Consolidated)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	Yen
June 30, 2006	682,720	466,952	67.1	198,873.61
June 30, 2005	718,348	420,626	58.6	199,610.28
(For reference) March 31, 2006	692,357	462,903	66.9	200,803.02

Cash Flows

Three Months ended June 30

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the Year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
2006	11,967	(4,595)	(3,048)	75,122
2005	1,342	(17,182)	(64,137)	45,225
(For reference) Year ended March 31, 2006	45,786	(69,748)	(28,642)	71,163

Qualitative Data on Changes in Financial Position (Consolidated)

Total assets at the end of the first quarter amounted to ¥682,720 million, a decrease of ¥9,637 million versus the end of fiscal 2006.

Total current assets rose by ¥3,960 million from end-fiscal 2006 to ¥264,992 million, owing primarily to an increase in marketable securities. Total fixed assets fell by ¥13,597 million from end-fiscal 2006 to ¥417,711 million. Intangible fixed assets increased during the quarter, but valuation gains on investment securities declined.

Total liabilities declined by ¥4,764 million to ¥215,768 million. This is attributable to a decline in deferred tax liabilities associated with valuation gains on investment securities.

Net assets amounted to ¥466,952 million due partly to a decline in valuation differences on available-for-sale securities. We also note that Fuji Television cancelled ¥145,346 million worth of treasury stock in the first quarter.

Cash flows during the first quarter were as follows.

Consolidated net cash flows provided by operating activities totaled ¥11,967 million, a year-on-year increase of ¥10,625 million, reflecting an increase in income before tax and a decrease in corporate and other taxes paid.

Net cash flows used in investing activities amounted to ¥4,595 million, a ¥12,586 million decline in net outflows. This reflects a tender offer by a consolidated subsidiary in fiscal 2006 to repurchase its own shares, among other factors.

Net cash used in financing activities amounted to ¥3,048 million, a ¥61,089 million year-on-year decrease in net outflows, such as those used to repay long-term borrowings.

As a result, cash and cash equivalents at the end of the first quarter totaled ¥75,122 million, a ¥3,958 million increase versus the end of fiscal 2006 and a ¥29,896 million increase versus the end of the first quarter of fiscal 2006.

(For Reference 1)

Non-Consolidated Financial Results of Three Months ended June 30, 2006 (April 1, 2006 through June 30, 2006)

Three Months ended June 30 (Figures less than ¥1 million have been omitted.)

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2006	98,370	(0.1)	15,235	(1.4)	17,835	5.6	13,651	31.1
2005	98,487	4.3	15,452	(10.0)	16,892	(7.8)	10,410	(6.1)
(For reference) Year ended March 31, 2006	381,564		39,804		40,038		5,838	

	Total Assets	Net Assets
	Millions of Yen	Millions of Yen
June 30, 2006	574,747	426,535
June 30, 2005	677,607	519,051
(For reference) March 31, 2006	715,610	575,935

3. Outlook for the Fiscal Year Ending March 31, 2007 (April 1, 2006 through March 31, 2007)

Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Six Months ending September 30, 2006	285,100	23,800	13,800
Year ending March 31, 2007	577,000	47,700	27,300

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥11,876.34.

(For Reference 2)

Non-Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Six Months ending September 30, 2006	186,300	18,800	13,200
Year ending March 31, 2007	369,200	36,500	23,500

(Reference) Non-Consolidated net income per share for the fiscal year is forecast to be ¥10,203.66.

Note: The forecasts above are based on information available at the time of writing. Actual performance may differ from forecasts due to unforeseen factors.

Quantitative Data Related to Earnings Forecasts

Both consolidated and non-consolidated earnings in the first quarter outpaced our initial projections. We expect earnings to remain firm going forward and are therefore revising up the interim and full-year earnings forecasts we announced in May 2006 on both consolidated and non-consolidated bases.

Regarding non-consolidated earnings, although growth in broadcasting revenues has been sluggish in the second quarter, we expect increased momentum in the second half of fiscal 2007, ending March 31, 2007. In Other Operations of the Broadcasting segment, we are projecting growth in sales of DVD releases of programming and movies, and other content as well as a reduction in corporate taxes. For the full-year in fiscal 2007, we are therefore revising up our forecast for non-consolidated net sales to ¥369.2 billion, recurring profit to ¥36.5 billion, and net income to ¥23.5 billion. Versus fiscal 2006, we are thus forecasting a decline in sales and profits at the recurring profit level but an increase in net income. This reflects our expectations for broadcasting revenues to fall below last year's performance as well as a reactionary dip in Other Operations revenues resulting from the major events Fuji Television organized in fiscal 2006 creating a high hurdle for year-on-year comparisons.

On a consolidated level, there is somewhat of a lack of visibility in subsidiaries' earnings, but given the upward revision to non-consolidated earnings described above and our expectation for growth in the Video and Music segment, we now forecast consolidated net sales of ¥577.0 billion, recurring profit of ¥47.7billion, and net income of ¥27.3 billion for the full year in fiscal 2007. As with non-consolidated earnings, we are forecasting a decline in consolidated sales and profits at the recurring profit level but an increase in net income compared with fiscal 2006.

Differences in these revised forecasts and interim and full-year forecasts disclosed in the flash earnings report published in Japanese on May 18, 2006, are shown below.

(1) Consolidated Financial Results of Six-Month ending September 30, 2006 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	281,600	22,000	11,800
Revised Forecast (B)	285,100	23,800	13,800
Change (B-A)	3,500	1,800	2,000
Percent Change (%)	1.2	8.2	16.9

(2) Non-Consolidated Financial Results of Six-Month ending September 30, 2006 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	184,200	18,000	10,600
Revised Forecast (B)	186,300	18,800	13,200
Change (B-A)	2,100	800	2,600
Percent Change (%)	1.1	4.4	24.5

(3) Consolidated Financial Results of Year ending March 31, 2007 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	571,100	44,700	24,700
Revised Forecast (B)	577,000	47,700	27,300
Change (B-A)	5,900	3,000	2,600
Percent Change (%)	1.0	6.7	10.5

(4) Non-Consolidated Financial Results of Year ending March 31, 2007 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	364,800	34,800	20,000
Revised Forecast (B)	369,200	36,500	23,500
Change (B-A)	4,400	1,700	3,500
Percent Change (%)	1.2	4.9	17.5

CONSOLIDATED BALANCE SHEETS

	June 30, 2006		June 30, 2005		Change from the previous term		(For reference) March 31, 2006	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
ASSETS								
Current assets:								
1. Cash and time deposits	50,487		53,507				49,986	
2. Trade notes and accounts receivable	112,574		118,356				111,958	
3. Marketable securities	40,756		22,612				30,008	
4. Inventories	23,795		25,558				22,517	
5. Other current assets	37,709		34,124				47,015	
6. Less allowance for doubtful accounts	(331)		(370)				(454)	
Total current assets	264,992	38.8	253,788	35.3	11,204	4.4	261,031	37.7
Fixed assets:								
1. Tangible fixed assets								
(1) Buildings and structures	88,681		93,366				89,898	
(2) Land	27,079		26,943				27,079	
(3) Other	37,040		25,480				37,363	
Total tangible fixed assets	152,801	22.4	145,790	20.3	7,010	4.8	154,342	22.3
2. Intangible fixed assets	50,452	7.4	86,712	12.1	(36,260)	(41.8)	45,461	6.6
3. Investments and other assets								
(1) Investment in securities	193,162		212,822				211,197	
(2) Other	23,574		24,804				25,071	
(3) Less allowance for doubtful accounts	(2,279)		(5,570)				(4,763)	
Total investments and other assets	214,457	31.4	232,057	32.3	(17,599)	(7.6)	231,504	33.4
Total fixed assets	417,711	61.2	464,560	64.7	(46,848)	(10.1)	431,308	62.3
Deferred assets:								
Discount on bonds	17		—				17	
Total deferred assets	17	0.0	—	—	17	—	17	0.0
Total assets	682,720	100.0	718,348	100.0	(35,627)	(5.0)	692,357	100.0

	June 30, 2006		June 30, 2005		Change from the previous term		(For reference) March 31, 2006	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
LIABILITIES								
Current liabilities:								
1. Trade notes and accounts payable	48,337		52,544				51,330	
2. Short-term borrowings	6,888		23,680				5,989	
3. Allowance for sales returns	871		873				839	
4. Allowance for loss on cancellation of contracts	—		9				—	
5. Other current liabilities	48,432		50,920				47,579	
Total current liabilities	104,530	15.3	128,028	17.8	(23,498)	(18.4)	105,738	15.3
Long-term liabilities:								
1. Corporate bonds	50,000		—				50,000	
2. Bonds with stock purchase rights	364		55,832				366	
3. Long-term borrowings	1,685		2,807				1,904	
4. Deferred tax liabilities	13,262		72,028				22,077	
5. Retirement allowance for employees	31,276		30,732				30,794	
6. Retirement allowance for directors	3,197		3,497				3,327	
7. Other long-term liabilities	11,451		1,053				6,324	
Total long-term liabilities	111,237	16.3	165,952	23.1	(54,714)	(33.0)	114,793	16.5
Total liabilities	215,768	31.6	293,981	40.9	(78,213)	(26.6)	220,532	31.8
MINORITY INTERESTS								
Minority interests	—	—	3,740	0.5	—	—	8,921	1.3
SHAREHOLDERS' EQUITY								
Common stock	—	—	118,450	16.5	—	—	146,200	21.1
Capital surplus	—	—	145,914	20.3	—	—	175,275	25.3
Retained earnings	—	—	272,718	38.0	—	—	269,855	39.0
Reevaluation differences of land	—	—	2,103	0.3	—	—	(435)	(0.0)
Valuation gain on other securities	—	—	22,993	3.2	—	—	32,621	4.7
Foreign exchange adjustment	—	—	(884)	(0.1)	—	—	237	0.0
Treasury stock	—	—	(140,669)	(19.6)	—	—	(160,851)	(23.2)
Total shareholders' equity	—	—	420,626	58.6	—	—	462,903	66.9
Total liabilities, minority interests and shareholders' equity	—	—	718,348	100.0	—	—	692,357	100.0

(continued to the next page)

	June 30, 2006		June 30, 2005		Change from the previous term		(For reference) March 31, 2006	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
NET ASSETS								
Owner's equity:			—		—		—	
1. Paid-in capital	146,200		—		—		—	
2. Capital surplus	173,664		—		—		—	
3. Retained earnings	133,845		—		—		—	
4. Treasury stock	(15,505)		—		—		—	
Total	438,205	64.2	—	—	—	—	—	—
Valuation and translation adjustments:								
1. Valuation difference on available-for sale securities	20,194		—		—		—	
2. Revaluation difference on land	(435)		—		—		—	
3. Translation adjustments	61		—		—		—	
Total	19,819	2.9	—	—	—	—	—	—
Minority interests	8,927	1.3	—	—	—	—	—	—
Total net assets	466,952	68.4	—	—	—	—	—	—
Total liabilities and net assets	682,720	100.0	—	—	—	—	—	—

CONSOLIDATED STATEMENTS OF INCOME

Three months ended June 30

	2006			2005			Change from the previous term		(For reference) Year ended March 31, 2006		
	Millions of Yen		%	Millions of Yen		%	Millions of Yen	%	Millions of Yen		%
Net sales		146,835	100.0		148,321	100.0	(1,485)	(1.0)		593,493	100.0
Cost of sales		89,011	60.6		90,936	61.3	(1,925)	(2.1)		383,592	64.6
Gross profit		57,824	39.4		57,384	38.7	439	0.8		209,901	35.4
Selling, general and administrative expenses:											
1. Selling expense	27,796			27,967					112,796		
2. General and administrative expenses	11,644	39,441	26.9	12,386	40,353	27.2	(912)	(2.3)	46,380	159,176	26.8
Operating income		18,383	12.5		17,031	11.5	1,351	7.9		50,724	8.6
Non-operating revenues:											
1. Interests	55			131					294		
2. Dividends	1,288			826					1,073		
3. Amortization of consolidated difference	611			580					1,312		
4. Rental fee	283			293					1,155		
5. Sale of marketable securities	—			1					23		
6. Negative goodwill depreciation	154			—					—		
7. Others	281	2,675	1.8	713	2,546	1.7	129	5.1	1,140	4,998	0.8
Non-operating expenses:											
1. Interests	228			64					404		
2. Losses on partner ship investments	214			268					1,948		
3. Expenses of issuance of new stock	—			105					532		
4. Rental fee	206			283					857		
5. Others	231	880	0.6	808	1,614	1.1	(733)	(45.5)	1,639	5,383	0.9
Recurring profit		20,178	13.7		17,963	12.1	2,214	12.3		50,340	8.5

(continued to the next page)

Three months ended June 30

	2006			2005			Change from the previous term		(For reference) Year ended March 31, 2006		
	Millions of Yen		%	Millions of Yen		%	Millions of Yen	%	Millions of Yen		%
Extraordinary gain											
1. Gain on the sale of fixed assets	—			—					7		
2. Gain on the sale of investment securities	11			274					11,647		
3. Gain on the return of allowance for doubtful accounts	141			137					98		
4. Gain on the return of retirement allowance for directors	—			96					97		
5. Gain on the return of allowance for sales returns	—			3					—		
6. Others	0	152	0.1	50	562	0.4	(409)	(72.8)	71	11,922	2.0
Extraordinary loss											
1. Loss on sale of fixed assets	4			125					203		
2. Loss on disposal of fixed assets	47			100					284		
3. Loss on sale of investment securities	—			0					34,885		
4. Devaluation of investment securities	—			1					206		
5. Loss on sale of membership	—			3					1		
6. Others	38	90	0.0	22	254	0.2	(163)	(64.2)	565	36,147	6.1
Income before income taxes		20,240	13.8		18,271	12.3	1,968	10.8		26,115	4.4
Income taxes and enterprise taxes	6,881			4,993					9,607		
Adjustment for income taxes	375	7,256	4.9	3,741	8,735	5.9	(1,478)	(16.9)	3,769	13,377	2.3
Minority interests		242	0.2		586	0.4	(344)	(58.6)		1,392	0.2
Net income		12,740	8.7		8,949	6.0	3,790	42.4		11,345	1.9